UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EXCELSIOR LASALLE PROPERTY FUND, INC.
(Name of Subject Company (issuer))
EXCELSIOR LASALLE PROPERTY FUND, INC.  (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Henry I. Feuerstein
Chief Executive Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905
(203) 352-4400
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Michael L. Zuppone, Esq.
Keith D. Pisani, Esq.
Paul, Hastings, Janofsky & Walker, LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000

CALCULATION OF FILING FEE*
Transaction Valuation*	Amount of Filing Fee**
$10,159,667	$311.91***

*	Calculated as the maximum aggregate purchase price for shares of Class A Common Stock.
**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of cash offered by the Company.

***	$307.00 previously paid. $4.91 included with this filing.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO

Explanatory Note

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2007, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on December 17, 2007 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on December 28, 2007 (“Amendment No. 2”), by Excelsior LaSalle Property Fund, Inc. (the “Fund”) in connection with the Fund’s offer to purchase up to $10 million of its Class A common stock, $0.01 par value per share (the “Shares”), on the terms and subject to the conditions described in the Offer to Purchase, dated November 26, 2007 and the related attachments thereto (the “Offer”).

This Amendment No. 3 is being filed with the SEC to correct certain information set forth in paragraph (a) of Item 4 of Amendment No. 2, which reported the results of the Fund’s tender offer in accordance with Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934.

Item 4.                       Terms of the Transaction.

The final paragraph of Item 4 (a) of the Schedule TO as set forth in Amendment No. 2 is hereby amended and restated in its entirety as follows:

“The Offer expired at 12:00 midnight, Eastern Time, on December 21, 2007.  Because the Offer was oversubscribed, the Fund accepted, on a pro rata basis and in accordance with the terms of the Offer, approximately 21.3% of each stockholder’s validly tendered Shares.  The Fund accepted approximately 84,699 Shares, or approximately 2.4% of the Fund’s outstanding Shares as of December 27, 2007.  The Fund will make cash payments of approximately $10,159,667 to purchase the Shares accepted pursuant to the Offer.  Pursuant to Rule 13e-4(f)(1)(ii) promulgated under the Securities Exchange Act of 1934, the Fund accepted for purchase approximately $159,667 of Shares (or 1,331 Shares) in addition to the $10,000,000 (or 83,368 Shares) it had offered to purchase pursuant to the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended Schedule TO is true, complete and correct.

EXCELSIOR LASALLE PROPERTY FUND, INC.

By:	/s/ Henry I. Feuerstein

Name:	Henry I. Feuerstein
Title:	Chief Executive Officer

Date:  January 4, 2008